The information in this preliminary pricing supplement is not complete and may be changed.  This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated February 21, 2017

Preliminary Pricing Supplement (To Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$

FIXED-TO-FLOATING RATE NOTES DUE FEBRUARY 24, 2027

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date(*):	February [ ], 2017	Maturity Date:	February 24, 2027
Original Issue Date:	February 24, 2017	CUSIP/ISIN:	06741VL26 / US06741VL261
Initial Interest Rate:	[4.00]% per annum	Spread:	[0.05]% per annum
Reference Rate:

10-Year U.S. Dollar ICE Swap Rate, which is, on any swap business day (as defined herein), the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding February 24, 2019: the Initial Interest Rate

For each Interest Period commencing on or after February 24, 2019 (the “Floating Rate Period”): the interest rate per annum will be equal to the sum of (1) the Reference Rate and (2) the Spread

Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable quarterly in arrears on the 24th day of each February, May, August and November commencing on May 24, 2017 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period commencing on or after February 24, 2019, the first day of such period.
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PPS-2 of this preliminary pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public	Agent’s Commission (1) (2)	Proceeds to Barclays Bank PLC

Per Note	100%	1.50%	98.50%
Total	$	$	$

1 Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $960.00 and $980.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

2 Barclays Capital Inc. will receive commissions from the Issuer equal to 1.50% of the principal amount of the notes, or $15.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PPS-5 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Determination Dates:	Two swap business days prior to the relevant Interest Reset Date.
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this preliminary pricing supplement.

You should read this preliminary pricing supplement together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.  As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PPS-5 of this preliminary pricing supplement.

PPS-1

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SUPPLEMENTAL TERMS OF THE NOTES

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the 10-Year U.S. Dollar ICE Swap Rate (also referred to as the “swap rate” herein) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

If that rate is not displayed by approximately 11:00 a.m., New York City time, on Reuters page ICESWAP1 on any day on which the swap rate must be determined, the swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on that day. For this purpose, the semi-market annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a 10-year term, commencing on that day with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to three-month U.S. Dollar London Interbank Offered Rate (ICE Benchmark Administration). The calculation agent will request the principal New York City offices of each of the reference banks to provide a quotation of its rate. If at least three quotations are provided, the swap rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the swap rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

A “swap business day” means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

PPS-2

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, after any initial Interest Periods for which the Initial Interest Rate is payable, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate calculated as described under “Interest Rate” on the cover page hereof.  The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period during the Floating Rate Period.

Interest Rate Calculation

Step 1: Determine the value of the Reference Rate for the Interest Period

For each Interest Period commencing on or after February 24, 2019, a per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date.  For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the prospectus supplement.

Step 2: Calculate the applicable Interest Rate for each Interest Period

For each Interest Period commencing on or after the Original Issue Date, to but excluding February 24, 2019, the Interest Rate will be the Initial Interest Rate.

For each Interest Period commencing on or after February 24, 2019, once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent will then determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period during the Floating Rate Period.  For the purposes of these examples, we have assumed that the Spread is equal to 0.05% per annum. We have further assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000.  These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate.  The specific terms for each issuance of Notes will be determined on the Original Trade Date.

Example 1:                              The Reference Rate is equal to 2.00%

Based on a Reference Rate equal to 2.00% and the Spread of 0.05%, the Interest Rate would be equal to 2.05% (the sum of the Reference Rate and the Spread) per annum.

Effective Interest Rate = 2.05% x (90/360) = 0.5125%

Interest Payment = $1,000 x 0.5125% = $5.125

PPS-3

Example 2:                              The Reference Rate is equal to -0.03%

Based on a Reference Rate equal to -0.03% and the Spread of 0.05%, the Interest Rate would be equal to 0.02% (the sum of the Reference Rate and the Spread) per annum.

Effective Interest Rate = 0.02% x (90/360) = 0.005%

Interest Payment = $1,000 x 0.005% = $0.05

Example 3:                              The Reference Rate is equal to -0.50%

Based on a Reference Rate equal to -0.50% and the Spread of 0.05%, the Interest Rate would be equal to -0.45% (the sum of the Reference Rate and the Spread) per annum.  Because the Interest Rate is a negative value, you would receive no Interest Payment on the related Interest Payment Date.

PPS-4

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•     Issuer Credit Risk— The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this preliminary pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this preliminary pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•      Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

PPS-5

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest— We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to interest rates, including the Reference Rate. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes.  As Calculation Agent, we will make any determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•      Lack of Liquidity— The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•     The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•     The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

PPS-6

•      The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•     The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•     The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•     Reference Rate / Interest Payment Risk—Because the Interest Rate on the Notes (after any initial period during which a fixed Initial Interest Rate is payable) is a floating rate, you will be exposed to risks not associated with a conventional fixed-rate debt instrument.  These risks include fluctuation of the Reference Rate and the possibility that, for any given Interest Period, you may receive a lesser amount of interest than for one or more prior Interest Periods.  We have no control over a number of matters that may affect interest rates, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results.  In recent years, interest rates have been volatile, and volatility also could be characteristic of the future.  It is possible that on any Interest Determination Date the Reference Rate could decline significantly, including to a rate equal to or less than zero.  If the Reference Rate were to decline to a level such that the Reference Rate plus the Spread did not result in a positive number for any Interest Period occurring after the initial Interest Period, you would receive no interest payment on the related Interest Payment Date. In addition, the applicable Interest Rate for the Notes may be less than the rate payable on a similar note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

•     The Reference Rate as of any Interest Determination Date may be less than the Reference Rate as of any Other Day during the Term of the Notes—The Reference Rate for any Interest Period (after any initial period during which a fixed Initial Interest Rate is payable) will be determined solely on the Interest Determination Date applicable to the relevant Interest Period.  Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

PPS-7

•     10-Year U.S. Dollar ICE Swap Rate Will Be Affected by a Number of Factors—The 10-Year U.S. Dollar ICE Swap Rate will be affected by a number of factors, including but not limited to:

o                changes in, or perceptions, about the future 10-Year U.S. Dollar ICE Swap Rate;

o                general economic conditions: the economic, financial, political, regulatory and judicial events that affect financial markets generally will affect the 10-Year U.S. Dollar ICE Swap Rate;

o                prevailing interest rates: the 10-Year U.S. Dollar ICE Swap Rate is subject to daily fluctuations depending on prevailing interest rates in the market generally; and

o                policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•      10-Year U.S. Dollar ICE Swap Rate May Be Volatile—The 10-Year U.S. Dollar ICE Swap Rate is subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

o                sentiment regarding the U.S. and global economies;

o                expectations regarding the level of price inflation;

o                sentiment regarding credit quality in the U.S. and global credit markets;

central bank policy regarding interest rates; and

o                performance of capital markets.

Volatility of the 10-Year U.S. Dollar ICE Swap Rate may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                  The Historical 10-Year U.S. Dollar ICE Swap Rates Are Not an Indication of Future 10-Year U.S. Dollar ICE Swap Rates—In the past, the 10-Year U.S. Dollar ICE Swap Rate has experienced significant fluctuations.  Historical 10-Year U.S. Dollar ICE Swap Rates, fluctuations and trends are not necessarily indicative of future 10-Year U.S. Dollar ICE Swap Rates. Any historical upward or downward trend in the 10-Year U.S. Dollar ICE Swap Rate is not an indication that the 10-Year U.S. Dollar ICE Swap Rate is more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical 10-Year U.S. Dollar ICE Swap Rates as an indication of future 10-Year U.S. Dollar ICE Swap Rates.

•     The 10-Year U.S. Dollar ICE Swap Rates and the Manner in Which It Is Calculated May Change in the Future—There can be no assurance that the method by which the 10-Year U.S. Dollar ICE Swap Rate is calculated will continue in its current form.  Any changes in the method of calculation could reduce the 10-Year U.S. Dollar ICE Swap Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•     The 10-Year U.S. Dollar ICE Swap Rate May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner—If on any Interest Determination Date the 10-Year U.S. Dollar ICE Swap Rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then the 10-Year U.S. Dollar ICE Swap Rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the calculation agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the 10-Year U.S. Dollar ICE Swap Rate will be determined by the calculation agent in good faith and in a commercially reasonable manner. The 10-Year U.S. Dollar ICE Swap Rate determined in this manner and used in the determination of the applicable Interest Rate for any given Interest Period may be different from the rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the 10-Year U.S. Dollar ICE Swap Rate.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the Reference Rate, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                a variety of economic, financial, political, regulatory or judicial events;

o                supply and demand for the Notes; and

o                our creditworthiness, including actual or anticipated downgrades in our credit ratings.

PPS-8

10-YEAR U.S. DOLLAR ICE SWAP RATE OVERVIEW

The 10-Year U.S. Dollar ICE Swap Rate (also referred to herein as the “swap rate”) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 10-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that swap business day.

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market. The 10-Year U.S. Dollar ICE Swap Rate is one of the market-accepted indicators of longer term interest rates.

Please see “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the calculation agent if the swap rate cannot be determined in the manner described above on any Interest Determination Date.

The following graph shows historical levels of the 10-Year U.S. Dollar ICE Swap Rate from January 1, 2011 through February 17, 2017. The 10-Year U.S. Dollar ICE Swap Rate on February 17, 2017 was 2.367%. We obtained the historical information on the 10-Year U.S. Dollar ICE Swap Rate in this section from Bloomberg, without independent verification.  The 10-Year U.S. Dollar ICE Swap Rate on any Interest Determination Date will be the rate as reported on Reuters page ICESWAP1. Historical performance of the 10-Year U.S. Dollar ICE Swap Rate should not be taken as an indication of future performance.  Future performance of the 10-Year U.S. Dollar ICE Swap Rate may differ significantly from historical performance, and no assurance can be given as to the 10-Year U.S. Dollar ICE Swap Rate during the term of the Notes, including on the Interest Determination Dates.

10-Year U.S. Dollar ICE Swap Rate January 3, 2011 to February 17, 2017

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PPS-9

UNITED STATES FEDERAL INCOME TAX TREATMENT

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).  In addition, this discussion does not apply to you if you purchase your Notes for more or less than the principal amount of the Notes.

The tax treatment of your Notes depends upon whether the ICE Rate is a “qualified floating rate” for U.S. federal income tax purposes.  We intend to report payments on the Notes in accordance with the position that the ICE Rate is a qualified floating rate.  In the opinion of our special tax counsel, Sullivan & Cromwell LLP, and based in part on projections we have provided to Sullivan & Cromwell LLP about the Notes, and assuming the position that the ICE Rate is a qualified floating rate is respected, your Notes should be treated as debt instruments that are issued with original issue discount (“OID”) and are subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.  Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the Notes will be treated as variable rate debt instruments.

The effect of the application of the variable rate debt instrument rules to your Notes is that you will be required to accrue an amount of interest in the first two years of your Notes (i.e., the period during which it bears interest at a fixed rate) that will generally be less than the stated interest on your Notes in such period. Conversely, you will be required to accrue an aggregate amount of interest in the remaining years of your Notes that will exceed the aggregate amount of stated interest on your Notes in such period.

As discussed further in the accompanying prospectus supplement under “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount Notes” (i) you must include OID (if any) in your gross income for U.S. federal income tax purposes as it accrues (regardless of your method of accounting) and (ii) you must determine the amount of interest that is treated as qualified stated interest (“QSI”) on your Notes in order to determine the amount of OID in respect of a Note. As discussed in the following paragraph, in order to determine the amount of the QSI and OID in respect of the Notes, an equivalent fixed rate debt instrument must be constructed. The equivalent fixed rate debt instrument is a hypothetical instrument that has terms that are identical to those of the Notes, except that the equivalent fixed rate debt instrument provides for fixed rate substitutes in lieu of the actual rates on the Notes. The amount of OID and QSI on the Notes is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is generally taken into account as if the holder held the equivalent fixed rate debt instrument (subject to the adjustment to QSI described below).

The equivalent fixed rate debt instrument is constructed in the following fashion: (i) first, the initial fixed rate is replaced with a “qualified floating rate” that would preserve the fair market value of the Notes, and (ii) second, each floating rate (including the floating rate determined under (i) above) is converted into a fixed rate substitute (which, in each case, will generally be the value of each floating rate as of the issue date).

If the amount you receive in a calendar year is greater than the assumed payment, the excess over the assumed amount is treated as additional QSI and will be taxable to you as ordinary income. If the amount you receive in a calendar year is less than the assumed payment, the difference will reduce the amount of QSI you are treated as receiving and will reduce the amount of ordinary income you are required to take into income. The amount of OID accruals is not subject to adjustment on account of the actual payments made in respect of a Note differing from the assumed payments. Any amount you receive in an accrual period which is in excess of the sum of the OID and QSI for such period will be treated for U.S. federal income tax purposes as a return of principal that reduces your basis in the Notes.

In general, each year, your taxable income should include the amount of QSI paid or accrued (subject to the adjustments discussed above) and the annual OID accrual with respect to your Notes but should not include payments made in respect of your Notes that are in excess of QSI (as adjusted). You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your Notes. Such gain or loss should generally be capital gain or loss, and long-term capital gain or loss if you have held your Notes for more than one year. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

PPS-10

Alternative Treatments.  It is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to the special rules governing contingent payment debt instruments for U.S. federal income tax purposes.  If the Notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the payments that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

For a further discussion of the variable rate debt instrument rules, please see the section titled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes—Variable Rate Debt Instruments” in the accompanying prospectus supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Material U.S. Federal Income Tax Consequences—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes may be made against payment for the Notes more than three business days following the Original Trade Date (that is, the Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

PPS-11

US$

BARCLAYS BANK PLC

FIXED-TO-FLOATING RATE NOTES DUE FEBRUARY 24, 2027

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 18, 2016
AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)

______________